TSX: EQX NYSE-A: EQX

Equinox Gold Announces Sale of Brazil Operations for Total Consideration of $1.015 Billion, Focusing on Near-Term North American Growth

($900 Million Cash and Up to $115 Million Cash Contingent Payment)

December 14, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") has agreed to sell its 100% interest in the Aurizona Mine, RDM Mine and Bahia Complex located in Brazil (the "Brazil Operations") to a subsidiary of the CMOC Group for total consideration of $1.015 billion (the "Transaction"). Under the Transaction, Equinox Gold will receive upfront cash of $900 million due on closing, subject to customary adjustments, and a production-linked contingent cash payment of up to $115 million one year after closing. Closing is expected in the first quarter of 2026, subject to regulatory approvals and other customary conditions, and is not subject to any financing conditions. All financial figures are in US dollars, unless otherwise indicated.

Darren Hall, Chief Executive Officer of Equinox Gold, stated: "The sale of our Brazil Operations is a pivotal step to position Equinox Gold as a North American focused gold producer underpinned by robust cash flow and a tier-one growth profile. The proceeds will transform our balance sheet and immediately strengthen our financial position by fully repaying our $500 million Term Loan and $300 million Sprott Loan, and reducing our revolving credit facility. This will greatly reduce interest expense and enhance per-share cash flow. The Company will have enhanced flexibility to self-fund organic growth and consider capital return initiatives within a disciplined capital allocation framework.

"Monetizing our Brazil Operations simplifies the portfolio and enables the Company to deploy capital toward higher-return, lower-risk, organic-growth opportunities in Canada and the United States. By concentrating on our long-life assets, including Greenstone in Ontario, Valentine in Newfoundland and Labrador, and Castle Mountain in California, we position the Company to deliver stronger margins and sustainable returns.

"With Valentine ramping up, continued performance improvements at Greenstone, and steady contributions from Mesquite and Nicaragua, Equinox Gold is positioned to drive long-term per-share value for our shareholders."

Pro Forma Production and Asset Profile

Following close of the Transaction, Equinox Gold's production platform will consist of the Valentine and Greenstone mines in Canada, the Mesquite mine in California, and the El Limón and Libertad mines in Nicaragua. As Valentine and Greenstone reach nameplate capacity, and assuming stable performance across the portfolio, the Company anticipates annual 2026 production of between 700,000 to 800,000 ounces of gold. Equinox Gold is also positioned for near-term organic growth from the Valentine Expansion, Castle Mountain Phase 2, and a redefined development plan at Los Filos in Mexico. Formal 2026 production and cost guidance will be provided in early 2026.

Strategic Rationale

  Balance-sheet strength: Significant immediate debt retirement and materially lower interest expense.
  Portfolio focus: Concentration on long-life, lower cost assets in tier-one jurisdictions.
  Growth capacity: Ability to self-fund expansions and exploration from cash flow.
  Shareholder alignment: Enhanced ability to consider disciplined capital return initiatives.

Following completion of the merger with Calibre Mining, the Company undertook a comprehensive review of the expanded portfolio and received numerous inbound queries. After evaluating several alternatives and engaging with multiple potential purchasers, Equinox Gold's Board of Directors concluded that the Transaction maximizes value for Equinox Gold's shareholders by providing enhanced flexibility to self-fund the Company's North American near-term growth strategy.

The contingent cash consideration of up to $115 million is payable following the one-year anniversary of closing if certain production thresholds are met, as outlined below:

  12.5% of revenue for production between 200,000 and 280,000 ounces, or
  $115 million if production equals or exceeds 280,000 ounces.

The Transaction will take effect through the sale of the issued and outstanding shares of certain non-Brazilian Equinox Gold wholly-owned subsidiaries that indirectly own the Brazil Operations.

Advisors and Counsels

BMO Capital Markets is acting as financial advisor to Equinox Gold and has provided a fairness opinion in connection with the Transaction. Blake, Cassels & Graydon LLP and Veirano Advogados are acting as legal counsel to Equinox Gold in Canada and Brazil, respectively. Canaccord Genuity Corp. is acting as financial advisor to CMOC Group. McCarthy Tétrault LLP and Mattos Filho are acting as legal counsel to CMOC Group in Canada and Brazil, respectively.

ABOUT EQUINOX GOLD

Equinox Gold (TSX: EQX) (NYSE American: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

EQUINOX GOLD CONTACT

Ryan King

EVP Capital Markets
T: 778.998.3700

E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com

Cautionary Notes & Forward-Looking Statements

This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information Forward-looking Information in this news release includes: the Company's strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; the satisfaction of the conditions precedent to the Transaction; the anticipated timing of closing of the Transaction or at all; timing, receipt and anticipated effects of the regulatory approvals with respect to the Transaction; realization of the contingent cash consideration; expectations for Greenstone and Valentine operations, including achieving design capacity, anticipated production and cost guidance; potential future mining opportunities around Valentine; receipt of required approvals and permits and effectiveness of the FAST-41 designation for Castle Mountain Phase 2; and the Company's ability to improve cash flow and reduce debt. Forward-looking Information is typically identified by words such as "believe", "will", "achieve", "grow", "plan", "expect", "estimate", "anticipate", "target", and similar terms, including variations like "may", "could", or "should", or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them. Forward-looking Information is based on the Company's current expectations and assumptions, including: achievement of exploration, production, cost and development goals; completion and ramp up at Valentine; achieving design capacity at Greenstone and Valentine operations; timely receipt of Castle Mountain permits and completion of Castle Mountain Phase 2; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; successful long-term agreements with Los Filos communities and management of suspended operations; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of permits and regulatory approvals; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions reasonable, they may prove incorrect. Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include failure to satisfy or waive the closing conditions to the Transaction; failure to receive the required regulatory approvals to effect the Transaction; changes in laws, regulations and government practices; and other risks and uncertainties described in the section "Risk Factors" in the Company's MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section "Risk Factors" in Calibre Mining's MD&A dated February 19, 2025 for the year ended December 31, 2024 and the section titled "Risk Factors" in Calibre Mining's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management's current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.